Exhibit (b)(i)
May 2, 2007
Asset Acceptance Capital Corp.
Senior Credit Facility
Commitment Letter
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, Michigan 48093
Ladies and Gentlemen:
     You (the “Borrower”) have requested that J.P. Morgan Securities Inc. (“JPMorgan”), agree to structure, arrange and syndicate a senior secured revolving credit facility in an aggregate amount of up to $100,000,000 (the “Revolving Credit Facility”) and a senior secured tranche B term loan facility in an aggregate amount of up to $150,000,000 (the “Term Loan B Facility”, and collectively with the Revolving Credit Facility, the “Facilities”), and that JPMorgan Chase Bank, N.A. (“JPMCB”) commit to provide a portion of the Facilities and to serve as administrative agent for the Facilities.
     JPMorgan is pleased to advise you that it is willing to act as exclusive arranger for the Facilities.
     Furthermore, each of JPMCB and JPMorgan, respectively, are pleased to advise you of (a) its commitment to provide up to $40,000,000 of the Revolving Credit Facility, and (b) its agreement to use commercially reasonable efforts to assemble a syndicate of financial institutions identified by JPMorgan and JPMCB in consultation with you (the “Lenders”), to provide the balance of the necessary commitments for the Facilities, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”). It is a condition to JPMCB’s commitment hereunder that the portion of the Facilities not being provided by JPMCB shall be provided by the other Lenders referred to below.
     It is agreed that JPMCB will act as the sole and exclusive Administrative Agent, and that JPMorgan will act as the sole and exclusive Lead Arranger and Bookrunner (in such capacities, the “Lead Arranger”) for the Facilities. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other that that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facilities unless you and we shall so agree.
     We intend to syndicate the Facilities (including, in our discretion, all or part of JPMCB’s commitment hereunder) to a group of financial institutions (together with JPMCB, the “Lenders”) identified by us in consultation with you. JPMorgan intends to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist JPMorgan in completing a syndication satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, (c) the hosting, with

JPMorgan, of one or more meetings of prospective Lenders and (d) as set forth in the next paragraph, assistance in the preparation of materials to be used in connection with the syndication (collectively with the Term Sheet, the “Information Materials”).
     You will assist us in preparing Information Materials, including but not limited to a Confidential Information Memorandum or lender slides, for distribution to prospective Lenders. If requested, you also will assist us in preparing an additional version of the Information Materials (the “Public-Side Version”) to be used by prospective Lenders’ public-side employees and representatives (“Public-Siders”) who do not wish to receive material non-public information (within the meaning of United States federal securities laws) with respect to the Borrower, its affiliates and any of its securities (“MNPI”) and who may be engaged in investment and other market related activities with respect to the Borrower’s or its affiliates’ securities or loans. Before distribution of any Information Materials, you agree to execute and deliver to us (i) a letter in which you authorize distribution of the Information Materials to a prospective Lender’s employees willing to receive MNPI (“Private-Siders”) and (ii) a separate letter in which you authorize distribution of the Public-Side Version to Public-Siders and represent that no MNPI is contained therein. You also acknowledge that Public-Siders affiliated with JPMorgan consisting of publishing debt analysts may participate in any meetings or telephone conference calls held pursuant to clause (c) of the immediately previous paragraph; provided that such analysts shall not publish any information obtained from such meetings or calls (i) until the syndication of the Facilities has been completed upon the making of allocations by JPMorgan and JPMorgan freeing the Facilities to trade or (ii) in violation of any confidentiality agreement between you and JPMorgan or JPMCB.
     The Borrower agrees that the following documents may be distributed to both Private-Siders and Public-Siders, unless the Borrower advises JPMorgan in writing (including by email) within a reasonable time prior to their intended distribution that such materials should only be distributed to Private-Siders: (a) administrative materials prepared by JPMorgan for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda), (b) notification of changes in the Facilities’ terms and (c) other materials intended for prospective Lenders after the initial distribution of Information Materials. If you advise us that any of the foregoing should be distributed only to Private-Siders, then Public-Siders will not receive such materials without further discussions with you.
     The Borrower hereby authorizes JPMorgan to distribute drafts of definitive documentation with respect to the Facilities to Private-Siders and Public-Siders, after the Borrower has reviewed and approved such drafts.
     As the Lead Arranger, JPMorgan will manage, in consultation with the Borrower, all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting as the Lead Arranger, JPMorgan will have no responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. Additionally, the Borrower acknowledges and agrees that, as Lead Arranger, JPMorgan is not advising the Borrower as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and JPMorgan shall have no responsibility or liability to the Borrower with respect thereto. Any review by JPMorgan of the

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Borrower, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of JPMorgan and JPMCB and shall not be on behalf of the Borrower.
     To assist JPMorgan in its syndication efforts, you agree promptly to prepare and provide to JPMorgan and JPMCB all information with respect to the Borrower and the transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Facilities. You hereby represent and covenant that (a) all information other than the Projections (the “Information”) that has been or will be made available to JPMCB or JPMorgan by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to JPMCB or JPMorgan by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Facilities we may use, distribute and rely on the Information and Projections without independent verification thereof.
     As consideration for JPMCB’s commitment hereunder and JPMorgan’s agreement to perform the services described herein, you agree to pay to JPMCB the nonrefundable fees set forth in Annex I to the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).
     JPMCB’s commitment hereunder and JPMorgan’s agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole, (b) our satisfaction that prior to and during the syndication of the Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof, (c) the negotiation, execution and delivery on or before June 29, 2007 of Credit Documentation satisfactory to JPMCB, the Borrower and their respective counsel and (d) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of JPMCB’s commitment hereunder and of the Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of JPMCB, JPMorgan and the Borrower.
     You agree (a) to indemnify and hold harmless JPMCB, JPMorgan and their affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse JPMCB, JPMorgan and their affiliates on demand for all

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reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Facilities. No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Facilities.
     This Commitment Letter shall not be assignable by you without the prior written consent of JPMCB and JPMorgan (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, JPMCB and JPMorgan. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto.
     This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of Michigan. Each party consents to the nonexclusive jurisdiction and venue of the state or federal courts located in the State in Michigan. Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in any legal proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory) and (b) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the state or federal courts located in the State in Michigan. The Borrower, JPMCB and JPMorgan irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Transactions, this Commitment Letter, the Term Sheet or the Fee Letter or the performance of services hereunder.
     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter and for whom you shall be responsible for any breach by any one of them of this confidentiality undertaking or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof or (c) other than in the case of the Fee Letter, in filings required with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges.
     You acknowledge that JPMorgan, JPMCB and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions

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described herein and otherwise. Neither JPMorgan nor JPMCB will use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by JPMorgan or JPMCB of services for other companies, and neither JPMorgan nor JPMCB will furnish any such information to other companies. You also acknowledge that JPMorgan and JPMCB have no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies.
     The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or JPMCB’s commitment hereunder.
     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, not later than 5:00 p.m., New York time, three business days after the date hereof. JPMCB’s commitment and JPMorgan’s agreements herein will expire at such time in the event JPMCB has not received such executed counterparts in accordance with the immediately preceding sentence.
     JPMCB and JPMorgan are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours, JPMORGAN CHASE BANK, N.A.
By:	/s/ Timothy E. Rettberg
	Name:	Timothy E. Rettberg
	Title:	Vice President

J.P. MORGAN SECURITIES INC.
By:	/s/ Matthew E. Greene
	Name:	Matthew E. Greene
	Title:	Vice President

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Accepted and agreed to as of
the date first written above by:
ASSET ACCEPTANCE CAPITAL CORP.

By:	/s/ Nathaniel F. Bradley IV
Name: Nathaniel F. Bradley IV
Title: Chairman, President and CEO

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Exhibit A
ASSET ACCEPTANCE CAPITAL CORP. CREDIT FACILITY
Summary of Terms and Conditions
May 2, 2007

I.	Parties

	Borrower:	Asset Acceptance Capital Corp. (the “Borrower”)

	Guarantors:	All existing and future subsidiaries, other than (i) subsidiaries which are not material in the aggregate and to be determined and (ii) any subsidiary that is a “controlled foreign corporation” (a “CFC”) under Section 957 of the Internal Revenue Code to the extent such guarantee would result in a material tax liability.

	Sole Lead Arranger and Sole Bookrunner:	J.P. Morgan Securities Inc. ( “JPMorgan” and in such capacity, the “Lead Arranger”).

	Administrative Agent:	JPMorgan Chase Bank, N.A. (“JPMCB” and, in such capacity, the “Administrative Agent”).

	Lenders:	A syndicate of banks, financial institutions and other entities, including JPMCB, arranged by the Lead Arranger (collectively, the “Lenders”).

II.	The Facilities

A. Revolving Credit Facility

	Type and Amount of Facility:	Five — year revolving credit facility (the “Revolving Credit Facility”) in an amount of up to $100,000,000 (the loans thereunder, the “Revolving Credit Loans”).

	Availability:	The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary thereof (the “Revolving Credit Termination Date”).
	Letters of Credit:	A portion of the Revolving Credit Facility not in excess of $10,000,000 shall be available for the issuance of letters of credit the “Letters of Credit”) by JPMCB (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Revolving Credit Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans) on the same business day. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Swing Line Loans:	A portion of the Revolving Credit Facility not in excess of $10,000,000 shall be available for swing line loans (the “Swing Line Loans”) from JPMCB (in such capacity, the “Swing Line Lender”) on same-day notice. Any such Swing Line Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

Maturity:	The Revolving Credit Termination Date.

Increase in Revolving Credit Facility:	The Borrower may, at its option but with the consent of the Administrative Agent (but without the consent of any other Lender) and subject to customary conditions, request to increase the Revolving Credit Facility from time to time by up to $25,000,000 in aggregate amount by obtaining one or more commitments from one or more Lenders or other entities selected by the Lead Arranger in consultation with the Borrower.

Borrowing Base:	The aggregate outstanding amount of advances under the Revolving Credit Facility (including Revolving Credit Loans, Letters of Credit and Swing Line Loans) shall not at any time exceed a borrowing base, to be determined by the Administrative Agent and satisfactory to the Borrower.

Purpose:	The proceeds of the Revolving Credit Loans shall be used for general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business, including for any purpose permitted for Term Loan B below.

B. Term Loan B Facility

Type and Amount of Facility:	A term loan facility (the “Term Loan B Facility”) in the amount of $150,000,000 (the loan thereunder, “Term Loan B”).

	Availability:	Term Loan B shall be made available in a single drawing on the Closing Date (as defined below).

	Amortization:	Term Loan B will amortize 1.0% per year for the first five years (in equal quarterly installments), in amounts to be determined for the sixth year and with any remaining principal balance due at final maturity.

	Maturity:	The sixth anniversary of the Closing Date.

	Purpose:	The proceeds of the Term Loan B shall be used to finance a special dividend and/or share repurchase on the Closing Date and to refinance certain existing indebtedness of the Borrower and its subsidiaries.
III.	Certain Payment Provisions

	Fees and Interest Rates:	As set forth on Annex I.

	Optional Prepayments and Commitment Reductions:	Loans may be prepaid and commitments may be reduced by the Borrower in minimum amounts to be mutually agreed upon by the Borrower and the Administrative Agent. The foregoing optional prepayments shall be applied to the obligations under the Facilities in a manner to be mutually agreed upon by the Borrower and the Administrative Agent in the definitive Credit Documentation.

	Mandatory Prepayments:	The Facilities shall be prepaid by amounts equal to:

(a) 100% of the net cash proceeds of any sale or other disposition of assets by the Borrower or any of its subsidiaries (except for the sale of inventory and purchased receivables in the ordinary course of business, subject to adjustments to the borrowing base and other terms in the case of any permitted material sale of receivables, and subject to materiality thresholds and reinvestment periods, all to be determined) and of casualty and insurance proceeds (subject to materiality thresholds and reinvestment periods to be determined).

(b) commencing with the fiscal year ending on or about December 31, 2008 and each fiscal year end thereafter, (i) if total funded debt to adjusted EBITDA (the “Leverage Ratio”) is greater than 1.0:1.0, 50% of excess cash flow (to be defined) of the Borrower and its consolidated subsidiaries, (ii) if the Leverage Ratio is greater than 0.875:1.0 but is less than or equal to 1.0:1.0, 25% of excess cash flow of the Borrower and its consolidated subsidiaries, and (iii) if the Leverage Ratio is equal to or less than 0.875:1.0, 0% of excess cash flow of the Borrower and its consolidated subsidiaries.

(c) 100% of the net cash proceeds from the issuance of debt not allowed under the Credit Documentation.

(d) 50% of the net cash proceeds from the issuance of equity, other than the issuance of equity resulting from the exercise of director and employee stock options awarded under the Borrower’s stock incentive plan.

The foregoing mandatory prepayments shall be applied to the obligations under the Facilities in a manner to be mutually agreed upon by the Borrower and the Administrative Agent in the definitive Credit Documentation.

IV.	Collateral

	Collateral:	The Facilities will be secured by a first perfected security interest in all of the present and future assets of the Borrower and the Guarantors, whether consisting of real or personal property, including without limitation a pledge of, and a first perfected security interest in, all of the shares of capital stock of the Guarantors, but limited to 66% of the shares of the capital stock of each of the Borrower’s and Guarantors’ material first-tier foreign subsidiaries that is a CFC to the extent a pledge in excess of 66% of such capital stock would result in a material tax liability, in each case subject to exceptions to be mutually agreed upon by the Borrower and the Administrative Agent (collectively, the “Collateral”). The Collateral will also secure swap obligations and obligations relating to cash management and certain other bank products owing to any Lender or any of its affiliates.

V.	Certain Conditions

	Initial Conditions:	The availability of the Facilities shall be conditioned upon satisfaction of, among other things, the following conditions precedent (the date upon which all such conditions precedent shall be satisfied, the “Closing Date”) on or before June 29, 2007:

(a) The Borrower shall have executed and delivered satisfactory definitive financing documentation with respect to the Facilities (the “Credit Documentation”).

(b) The Lenders, the Administrative Agent and the Lead Arranger shall have received all fees and expenses required to be paid on or before the Closing Date.

(c) The Lenders shall have received (i) satisfactory audited consolidated financial statements of the Borrower for the two most recent fiscal years ended prior to the Closing Date as to which such financial statements are available and (ii) satisfactory unaudited interim consolidated financial statements of the Borrower for each quarterly period ended subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available.

(d) The Administrative Agent and the Lenders shall have received a written certification from an officer of the Borrower that, after giving effect to the incurrence of indebtedness in connection with the Facilities, (i) the Borrower is solvent and will be solvent subsequent to incurring such indebtedness, will be able to pay its debts and liabilities as they become due and will not be left with unreasonably small capital with which to engage in its business and (ii) the Borrower’s assets exceed its liabilities.

(e) Liens creating a first priority security interest in the Collateral being delivered on the Closing Date shall have been perfected.

(f) The Administrative Agent shall have received evidence satisfactory to it with respect to the repayment in full of all obligations under the Borrower’s and its subsidiaries’ existing loan and credit facilities, termination of the commitments thereunder and release of all liens granted thereunder.

(g) The Borrower shall have obtained a debt rating of the Facilities from each of Moody’s Investors Service Inc. and Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.

(h) Compliance with all applicable requirements of law, including without limitation Regulations T, U and X of the Board of Governors of the Federal Reserve System.

(i) The Lenders shall have received such legal opinions, documents and other instruments as are customary for transactions of this type or as they may reasonably request.

On-Going Conditions:	The making of each extension of credit shall be conditioned upon (a) the accuracy of all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit. As used herein and in the Credit Documentation a “material adverse change” shall mean any event, development or circumstance that has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, property or condition (financial or otherwise) of the Borrower and its subsidiaries taken as a whole, or (b) the validity or enforceability of any of the material Credit Documentation or the material rights or remedies of the Administrative Agent and the Lenders thereunder.

VI.	Certain Documentation Matters

The Credit Documentation shall contain representations, warranties, covenants and events of default customary for financings of this type and other terms deemed appropriate by the Lenders, including, without limitation:

	Representations and Warranties:	Financial statements; absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no burdensome restrictions; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; labor matters; accuracy of disclosure; solvency; and creation and perfection of liens and security interests.

	Affirmative Covenants:	Delivery of financial statements, reports, accountants’ letters, projections, officers’ certificates, borrowing base certificates and related detailed information, purchase documentation in connection with any material receivable purchases and other information and documents requested by the Lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws; incorporation of more favorable covenants and defaults from other debt instruments; collateral and guarantor requirements; and maintain interest rate swap contracts with terms and conditions, covering such amount and periods of Term Loan B and with a counterparty, all reasonably satisfactory to the Administrative Agent and the Borrower.

	Financial Covenants:	Financial covenants, including, without limitation (with each to be defined and the levels to be determined, including step-ups and step-downs as appropriate to be determined):

•	Total liabilities to tangible net worth not greater than (a) 3.00:1.0 through December 30, 2007; (b) 2.50:1.0 on or after December 31, 2007 through December 30, 2008,

(c) 2.00:1.0 on or after December 31, 2008 through December 30, 2009, (d) 1.75:1.0 on or after December 31, 2009 through December 30, 2010, or (e) 1.50:1.0 thereafter.

•	Total funded debt to adjusted EBITDA not greater than (a) 1.25:1.0 through December 30, 2008; (b) 1.125:1.0 on or after December 31, 2008 through December 30, 2010, or (c) 1.0:1.0 thereafter.

•	Tangible net worth not less than the sum of (a) $80,000,000, plus (b) 50% of positive consolidated net income.

Negative Covenants:	Limitations on: indebtedness; liens; guarantee obligations; mergers, consolidations, liquidations and dissolutions; sales of assets; leases; dividends and other payments in respect of capital stock; capital expenditures; investments, loans and advances; optional payments and modifications of subordinated and other debt instruments; transactions with affiliates; sale and leasebacks; changes in fiscal year; negative pledge clauses; agreements restricting subsidiary dividends; other restrictive agreements; changes in lines of business; and others to be determined.

Events of Default:	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be to be mutually agreed upon by the Borrower and the Administrative Agent; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be to be mutually agreed upon by the Borrower and the Administrative Agent); cross-default; bankruptcy events; certain ERISA events; material judgments; and a change of control (the definition of which is to be agreed).

Voting:	Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders (the “Required Lenders”) holding greater than 50% of the aggregate amount of the Term Loan B, Revolving Credit Loans, participations in Letters of Credit and Swingline Loans and unused commitments under the Revolving Credit Facility (the “Required Lenders”), except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of amortization (excluding mandatory prepayments) or final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment, (b) amendments and waivers with respect to any condition precedent to any advance under the Revolving Credit

Facility (including in connection with any waiver of an existing default or any modification of any covenant for purposes of satisfying conditions precedent) and certain other terms related to the Revolving Credit Facility to be determined shall require the approval of Lenders (the “Required Revolving Lenders”) holding greater than 50% of the aggregate amount of the Revolving Credit Loans, participations in Letters of Credit and Swingline Loans and unused commitments under the Revolving Credit Facility, and (c) the consent of 100% of the Lenders shall be required with respect to (i) modifications to any of the voting percentages, (ii) releases of all or substantially all of the Guarantors and (iii) releases of all or substantially all of the Collateral. The Credit Documentation shall contain provisions allowing any Lender to be replaced with the consent of the Administrative Agent and the Borrower upon payment in full of the obligations owing to such Lender and other Lender replacement provisions, and exercise of remedies upon the election of the Required Lenders or Administrative Agent after default.

Assignments and Participations:	The Lenders shall be permitted to assign all or a portion of their loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an Event of Default has occurred and is continuing, (b) the Administrative Agent, unless a Term Loan B is being assigned to a Lender, an affiliate of a Lender or an approved fund or (c) the Issuing Bank, unless a Term Loan B is being assigned to a Lender, an affiliate of a Lender or an approved fund. In the case of partial assignments (other than to another Lender, to an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $5,000,000, in the case of a Revolving Credit commitment, and $1,000,000, in the case of a Term Loan B, unless otherwise agreed by the Borrower and the Administrative Agent.

The Lenders shall also be permitted to sell participations in their Loans. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under “Voting” above. Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Facilities only upon request.

Yield Protection:	The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification:	The Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent and the Lead Arranger associated with the syndication of the Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel) and (b) all reasonable out-of-pocket expenses of the Administrative Agent and the Lenders (including the reasonable fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent, the Lead Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

Governing Law and Forum:	State of Michigan.

Counsel to the Administrative Agent and the Lead Arranger:	Dickinson Wright PLLC.

Annex I
Interest and Certain Fees

Interest Rate Options:	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:

the ABR plus the Applicable Margin; or

the Adjusted LIBO Rate plus the Applicable Margin.

provided, that all Swing Line Loans shall bear interest based upon the ABR or such other rate(s) agreed upon between the Swing Line Lender and the Borrower.

As used herein:

“ABR” means the higher of (i) the rate of interest publicly announced by JPMCB as its prime rate in effect (the “Prime Rate”) and (iii the federal funds effective rate from time to time plus 0.5%.

“Adjusted LIBO Rate” means the LIBO Rate, as adjusted for statutory reserve requirements for eurocurrency liabilities.

“Applicable Margin” means:
•	With respect to advances under the Revolving Credit Facility, a percentage determined in accordance with the pricing grid attached hereto as Annex I-A.

•	With respect to Term Loan B, (i) 1.0% with respect to any portion of Term Loan B bearing interest based on the ABR and (ii) 2.50% with respect to any portion of Term Loan B bearing interest based on the Adjusted LIBO Rate.

“LIBO Rate” means the rate at which eurodollar deposits in the London interbank market for one, two, three, six or twelve months (as selected by the Borrower) are quoted on the Telerate screen.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Adjusted LIBO Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Facility Fees:	The Borrower shall pay a commitment fee calculated at the Applicable Margin per annum on the average daily unused amount of the Revolving Credit Facility (excluding Swing Line Loans as usage), payable quarterly in arrears.

Letter of Credit Fees:	The Borrowers shall pay a commission on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Revolving Credit Loans which are Eurodollar Loans on the face amount of each such Letter of Credit. Such commission shall be shared ratably among the Lenders and shall be payable quarterly in arrears.

A fronting fee equal to an amount to be mutually agreed upon by the Borrower and the Administrative Agent on the face amount of each Letter of Credit (as the same may be reduced from time to time) shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Revolving Credit Facility, such amount shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Annex I-A
PRICING SCHEDULE

Applicable	Level I	Level II	Level III	Level IV	Level V
Margin	Status	Status	Status	Status	Status
Adjusted LIBO Rate	1.50%	1.75%	2.00%	2.25%	2.50%
ABR	0%	0.25%	0.50%	0.75%%	1.00%
Commitment Fees	0.25%	0.30%	0.35%	0.40%	0.50%
     The above pricing levels and ranges are estimates based on market conditions on the date hereof and are subject to change, with the final levels to be determined in syndication.
     For the purposes of this Schedule, the following terms have the following meanings, subject to the final paragraph of this Schedule:
     “Financials” means the annual or quarterly financial statements of the Borrower and its subsidiaries, on a consolidated basis, delivered pursuant to the Credit Documentation.
     “Level I Status” exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, the Leverage Ratio is less than 0.375 to 1.00.
     “Level II Status” exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrowers have not qualified for Level I Status and (ii) the Leverage Ratio is less than 0.625 to 1.00.
     “Level III Status” exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrowers have not qualified for Level I Status or Level II Status and (ii) the Leverage Ratio is less than 0.875 to 1.00.
     “Level IV Status” exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrowers have not qualified for Level I Status, Level II Status or Level III Status and (ii) the Leverage Ratio is less than 1.125 to 1.00.
     “Level V Status” exists at any date if the Borrowers have not qualified for Level I Status, Level II Status, Level III Status or Level IV Status.
     “Leverage Ratio” is the ratio of total funded debt to adjusted EBITDA, to be defined and to be determined on a consolidated basis for the Borrower and its subsidiaries.
     “Status” means Level I Status, Level II Status, Level III Status, Level IV Status or Level V Status.
     The Applicable Margin shall be determined in accordance with the foregoing table based on the Borrower’s Status as reflected in the then most recent quarterly or annual financials, as the case may be, provided that the Applicable Margin shall be set at Level IV at closing and may not be below Level IV until on or after the determination of the Applicable Margin for the fiscal year ending December 31, 2007. Adjustments, if any, to the Applicable Margin shall be effective five business days after the applicable financials are scheduled to be delivered. If the Borrowers fail to deliver the financials at the time required pursuant to the Credit Documentation, then the Applicable Margin shall be the highest Applicable Margin set forth in the foregoing table.